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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                           J&L SPECIALTY STEEL, INC.
                                (NAME OF ISSUER)
                            ------------------------

                           J&L SPECIALTY STEEL, INC.
                             ICE ACQUISITION CORP.
                                     USINOR
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  466046 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

               PATRICK LETOURNEUR                                KIRK F. VINCENT
             ICE ACQUISITION CORP.                          J&L SPECIALTY STEEL, INC.
                     USINOR                                  ONE PPG PLACE 18TH FLOOR
                13, COURS VALMY                                   P.O. BOX 3373
         92070 LA DEFENSE CEDEX, FRANCE                PITTSBURGH, PENNSYLVANIA 15230-3373
              011-331-41-25-61-88                                 (412) 338-1600

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies to:

      JOHN J. MADDEN, ESQ.           ROBERT C. TREUHOLD, ESQ.         JANICE C. HARTMAN, ESQ.
      SHEARMAN & STERLING              SHEARMAN & STERLING           KIRKPATRICK & LOCKHART LLP
      599 LEXINGTON AVENUE        114, AVENUE DES CHAMPS-ELYSEES        1500 OLIVER BUILDING
    NEW YORK, NEW YORK 10022           75008 PARIS, FRANCE         PITTSBURGH, PENNSYLVANIA 15222
         (212) 848-4000                011-331-53-89-70-00                 (412) 355-6500

        This statement is filed in connection with (check the appropriate box):

a.  [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
          1933.

c.   [X]   A tender offer.

d.  [ ]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------------
                $114,928,500.00*                                    $22,985.70**
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

* Calculated by multiplying $6.375, the per share tender offer price, by 18,028,000, the number of currently outstanding shares of Common Stock sought in the tender offer.

** Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $22,985.70                         Filing Party:
    Usinor and Ice Acquisition Corp.

   Form or Registration No.: Schedule 14D-1                 Date Filed: November
    12, 1998

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Parent, and (iii) J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares (the "Shares") of common stock, $0.01 par value, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transactions, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Parent and Purchaser was supplied by Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET

ITEM IN                                                         WHERE LOCATED IN
SCHEDULE 13E-3                                                    SCHEDULE 14D-1
--------------                                                   ---------------

Item 1(a)..............................................................Item 1(a)
Item 1(b)..............................................................Item 1(b)
Item 1(c)..............................................................Item 1(c)
Item 1(d)......................................................................*
Item 1(e)......................................................................*
Item 1(f)......................................................................*
Item 2(a)..............................................................Item 2(a)
Item 2(b)..............................................................Item 2(b)
Item 2(c)..............................................................Item 2(c)
Item 2(d)..............................................................Item 2(d)
Item 2(e)..............................................................Item 2(e)
Item 2(f)..............................................................Item 2(f)
Item 2(g)..............................................................Item 2(g)
Item 3(a).....................................................Item 3(a) and 3(b)
Item 3(b)..............................................................Item 3(b)
Item 4.........................................................................*
Item 5....................................................................Item 5
Item 6(a)..............................................................Item 4(a)
Item 6(b)......................................................................*
Item 6(c)..............................................................Item 4(b)
Item 6(d)......................................................................*
Item 7(a).................................................................Item 5
Item 7(b)......................................................................*
Item 7(c)......................................................................*
Item 7(d)......................................................................*
Item 8.........................................................................*
Item 9.........................................................................*
Item 10(a).............................................................Item 6(a)
Item 10(b).....................................................................*
Item 11...................................................................Item 7
Item 12(a).....................................................................*
Item 12(b).....................................................................*
Item 13........................................................................*
Item 14........................................................................*
Item 15(a).....................................................................*
Item 15(b)................................................................Item 8
Item 16...............................................................Item 10(f)
Item 17..................................................................Item 11
---------------
* The Item is located in the Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger" and "THE TENDER
OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Parent, Purchaser and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference as to Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Parent, Purchaser and the Company, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent, Purchaser and the Company is set forth under "INTRODUCTION", "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and Purchaser. During the last five years, none of Parent, Purchaser or the Company, nor, to the best knowledge of Parent, Purchaser or the Company, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER
OFFER -- Section 1. Terms of the Offer; Expiration Date", "THE TENDER
OFFER -- Section 2. Acceptance for Payment and Payment for Shares", "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", "THE TENDER OFFER -- Section 4. Withdrawal Rights", "THE TENDER OFFER -- Section
10. Dividends and Distributions", "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 15. Miscellaneous" is incorporated herein by reference.

     (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

     (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS -- Fees and Expenses" and "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "THE TENDER OFFER -- Section 5. Certain U.S. Federal Income Tax Consequences" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE and the Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL
FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" and in
Schedule II is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 of the Schedule 14D-1, the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and the information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE OFFER AND THE MERGER.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Rights of Shareholders in the Offer and Merger", "SPECIAL FACTORS --The Merger Agreement" and in Schedule III is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1997, 1996 and 1995, and the Company's unaudited financial statements for the three-month and six-month periods ended June 30, 1998 and June 30, 1997, are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Merger" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE and Exchange Act Registration" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)     Not applicable.
(b)(1)  Opinion of Lehman Brothers Inc. dated November 5, 1998
        (attached as Schedule II to the Offer to Purchase).*
(b)(2)  Presentation of Lehman Brothers Inc. dated November 5,
        1998.**
(b)(3)  Presentation of Morgan Stanley & Co. Incorporated dated
        October 29, 1998.
(c) Agreement and Plan of Merger, dated as of November 5, 1998 among Parent, Purchaser and the Company.*
(d)(1)  Form of Offer to Purchase dated November 12, 1998.*
(d)(2)  Form of Letter of Transmittal.*
(d)(3)  Form of Notice of Guaranteed Delivery.*
(d)(4)  Form of Letter from Morgan Stanley & Co. Incorporated to
        Brokers, Dealers, Commercial Banks, Trust Companies and
        Nominees.*
(d)(5)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Nominees to Clients.*
(d)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form-9.*
(d)(7)  Summary Advertisement as published in The Wall Street
        Journal on November 12, 1998.*
(d)(8)  Joint Press Release issued by Parent and the Company on
        November 5, 1998.*
(e) Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of the Pennsylvania Business Corporation Law (attached as
        Schedule III to the Offer to Purchase).*
(f)     Not applicable.

---------------
 * Incorporated by reference to the Statement on Schedule 14D-1 filed by Parent and Purchaser on November 12, 1998.

** To be filed by amendment.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998

                                          USINOR

                                          By: /s/ ROBERT HUDRY
                                            ------------------------------------
                                            Name: Robert Hudry
                                            Title:  Chief Financial Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998

                                          ICE ACQUISITION CORP.

                                          By: /s/ ROBERT HUDRY
                                            ------------------------------------
                                            Name: Robert Hudry
                                            Title:  Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998

                                          J&L SPECIALTY STEEL, INC.

                                          By: /s/ EUGENE A. SALVADORE
                                            ------------------------------------
                                            Name: Eugene A. Salvadore
                                            Title:  President and Chief
                                              Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)          Not applicable.
(b)(1)       Opinion of Lehman Brothers Inc. dated November 5, 1998
             (attached as Schedule II to the Offer to Purchase).*
(b)(2)       Presentation of Lehman Brothers Inc. dated November 5,
             1998.**
(b)(3)       Presentation of Morgan Stanley & Co. Incorporated dated
             October 29, 1998.
(c)          Agreement and Plan of Merger, dated as of November 5, 1998, among Parent, Purchaser and the Company.*
(d)(1)       Form of Offer to Purchase dated November 12, 1998.*
(d)(2)       Form of Letter of Transmittal.*
(d)(3)       Form of Notice of Guaranteed Delivery.*
(d)(4)       Form of Letter from Morgan Stanley & Co. Incorporated to
             Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.*
(d)(5)       Form of Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees to Clients.*
(d)(6)       Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.*
(d)(7)       Summary Advertisement as published in The Wall Street
             Journal on November 12, 1998.*
(d)(8)       Joint Press Release issued by Parent and the Company on
             November 5, 1998.*
(e)          Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of
             the Pennsylvania Business Corporation Law (attached as
             Schedule III to the Offer to Purchase).*
(f)          Not applicable.

---------------
 * Incorporated by reference to the Statement on Schedule 14D-1 filed by Parent and Purchaser on November 12, 1998.

** To be filed by amendment.